UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15 (d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 5, 2026

AXALTA COATING SYSTEMS LTD.

(Exact Name of Registrant as Specified in Charter)

Bermuda	001-36733	98-1073028
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1050 Constitution Avenue
Philadelphia, Pennsylvania 19112
(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (855) 547-1461

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $1.00 par value	AXTA	New York Stock Exchange

Item 5.07	Submission of Matters to a Vote of Security Holders

On August 5, 2026, Axalta Coating Systems Ltd. (“Axalta”) held a special general meeting (the “Special Meeting”) of Axalta shareholders, referred to as “members” under Bermuda law (“Axalta shareholders”). Axalta filed its definitive proxy statement (the “Proxy Statement”) for the proposals voted upon at the Special Meeting with the Securities and Exchange Commission (the “SEC”) on June 24, 2026.

As of the close of business on June 11, 2026, the record date for the Special Meeting, there were 214,018,930 issued common shares of Axalta, par value of $1.00 per share (“Axalta Common Shares”), entitled to vote at the Special Meeting. A quorum of 179,049,089 Axalta Common Shares was represented in person or by proxy at the Special Meeting. The number of votes cast for, against or withheld, as well as abstentions and broker non-votes, if applicable, with respect to each proposal is set out below:

1.

Proposal to approve and adopt, with immediate effect, the amendment and restatement of the Second Amended and Restated Bye-Laws of Axalta to provide for approval at a general meeting of any resolution for the merger or amalgamation of Axalta with any other company by the affirmative vote of a majority of the votes cast by Axalta members that are present (in person or by proxy) and voting at such general meeting and the quorum for such general meeting shall be as set forth in bye-law 26 of Axalta’s Second Amended and Restated Bye-Laws (such proposal, the “Bye-Laws Proposal”).

Set forth below are the voting results for the Bye-Laws Proposal, which was approved by Axalta shareholders, receiving the affirmative vote of approximately 83.58% of the shares of Axalta Common Shares entitled to vote at the Special Meeting and approximately 99.96% of the votes cast affirmatively or negatively (excluding abstentions and broker non-votes) by Axalta shareholders entitled to vote at the Special Meeting.

Votes For	Votes Against	Abstentions	Broker Non-Votes
178,877,771	63,465	107,853	—

2.

Proposal to approve and adopt the Merger Agreement, dated as of November 18, 2025, as amended by Amendment No. 1 to Merger Agreement, dated as of May 27, 2026, Amendment No. 2 to Merger Agreement, dated as of July 23, 2026, and as it may be further amended from time to time (the “Merger Agreement”), by and between Axalta and Akzo Nobel N.V. (“AkzoNobel”), the form of Statutory Merger Agreement to be entered into by and among (x) Axalta, AkzoNobel and Eagles Holding Ltd., a wholly-owned subsidiary of AkzoNobel (“Merger Sub 2”) and (y) Axalta, AkzoNobel and Eagles MergeCo Ltd., a wholly-owned subsidiary of Merger Sub 2, respectively, and the consummation of the transactions contemplated therein, including the combination of the respective businesses of Axalta and AkzoNobel in accordance with the Merger Agreement (such proposal, the “Merger Proposal”).

Set forth below are the voting results for the Merger Proposal, which was approved by Axalta shareholders, receiving the affirmative vote of approximately 83.45% of the shares of Axalta Common Shares entitled to vote at the Special Meeting and approximately 99.97% of the votes cast affirmatively or negatively (excluding abstentions and broker non-votes) by Axalta shareholders entitled to vote at the Special Meeting.

Votes For	Votes Against	Abstentions	Broker Non-Votes
178,601,654	55,032	392,403	—

3.

Proposal to approve, by a nonbinding advisory vote, certain compensation that may be paid or become payable to named executive officers of Axalta in connection with the transactions contemplated by the Merger Agreement (such proposal, the “Advisory Compensation Proposal”).

Set forth below are the voting results for the Advisory Compensation Proposal, which was approved by Axalta shareholders, receiving the affirmative vote of approximately 81.22% of the shares of Axalta Common Shares entitled to vote at the Special Meeting and approximately 97.16% of the votes cast affirmatively or negatively (excluding abstentions and broker non-votes) by Axalta shareholders entitled to vote at the Special Meeting.

Votes For	Votes Against	Abstentions	Broker Non-Votes
173,821,968	5,088,318	138,803	—

4.

In connection with the Special Meeting, Axalta also solicited proxies with respect to a proposal to approve the adjournment of the Special Meeting by the Board of Directors of Axalta, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Merger Proposal, (such proposal, the “Adjournment Proposal”). As there were sufficient votes at the time of the Special Meeting to approve the Merger Proposal, the Adjournment Proposal was unnecessary and such proposal was not submitted to Axalta shareholders for approval at the Special Meeting.

Item 8.01.	Other Events.

On August 5, 2026, Axalta issued a press release to announce the results of the shareholder vote at the Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release of Axalta Coating Systems Ltd., dated August 5, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AXALTA COATING SYSTEMS LTD.

Date: August 5, 2026	By:	/s/ Alex Tablin-Wolf
		Name:	Alex Tablin-Wolf
		Title:	Senior Vice President, General Counsel and Corporate Secretary

Exhibit 99.1

Axalta Coating Systems 1050 Constitution Ave. Philadelphia, PA 19112 axalta.com	Investor Relations Contact Colleen Lubic +1 610-999-9407 colleen.lubic@axalta.com	Media Contact Patricia Morschel +1 302-290-3906 media-relations@axalta.com

FOR IMMEDIATE RELEASE

Axalta Shareholders Approve Proposed Merger of Equals with AkzoNobel

PHILADELPHIA, August 5, 2026 – Axalta Coating Systems Ltd. (NYSE: AXTA) today announced that its shareholders overwhelmingly voted to approve its previously announced all-stock merger of equals (the “Merger”) with Akzo Nobel N.V. (“AkzoNobel”) at the Company’s Special General Meeting of Shareholders held earlier today.

AkzoNobel also held its Extraordinary General Meeting today, where AkzoNobel shareholders voted to approve the Merger.

“We appreciate the strong support we have received for our merger of equals with AkzoNobel and we are excited about the opportunity to deliver significant value to shareholders, customers and employees,” said Chris Villavarayan, Chief Executive Officer of Axalta. “Building on our record second quarter, we are excited to embark on our next phase with real momentum in the business. Our teams are working diligently to advance integration planning and remain focused on bringing together two highly complementary businesses to capture the full value of this combination from day one.”

“Today’s approval marks an important milestone toward creating a premier global coatings company,” said Rakesh Sachdev, Chair of the Axalta Board of Directors. “The resounding support reaffirms our conviction that combining Axalta and AkzoNobel will create a differentiated industry leader with broad capabilities, world-class innovation and an even stronger platform for growth and value creation. I look forward to working with our combined team to deliver on the promise of this combination.”

Completion of the Merger remains subject to receipt of required regulatory approvals and other customary closing conditions. Subject to the satisfaction of these conditions, the companies continue to expect the Merger to be completed in late 2026 to early 2027.

The final voting results, as certified by an independent inspector of election, will be filed as a Form 8-K filed with the U.S. Securities and Exchange Commission.

About Axalta

Axalta is a global leader in the coatings industry, providing customers with innovative, colorful, beautiful and sustainable coatings solutions. From light vehicles, commercial vehicles and refinish applications to electric motors, building facades and other industrial applications, our coatings are designed to prevent corrosion, increase productivity and enhance durability. With more than 150 years of experience in the coatings industry, the global team at Axalta continues to find ways to serve our more than 100,000 customers in over 140 countries better every day with the finest coatings, application systems and technology. For more information visit axalta.com and follow us on LinkedIn.

General restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction, which was published on June 24, 2026.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 on May 27, 2026, as amended on June 18, 2026, which included a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The registration statement was declared effective by the SEC on June 23, 2026. In connection with the proposed transaction, on June 24, 2026, Axalta filed with the SEC a definitive proxy statement and, on or about June 24, 2026, Axalta commenced mailing the definitive proxy statement to its holders of record as of June 11, 2026. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR

WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors/all-sec-filings.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.